Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-221694 on Form S-8 of Cannae Holdings, Inc. (the “Company”) our reports dated March 18, 2019 relating to the consolidated and combined financial statements of the Company (which report expresses an unqualified opinion and includes an explanatory paragraph related to a change in accounting principle for revenue due to the adoption of FASB ASC 606, Revenue from Contracts with Customers, on January 1, 2018 using a modified retrospective method) and the effectiveness of the Company’s internal control over financial reporting (which report expresses an adverse opinion on the effectiveness of the Company's internal control over financial reporting because of material weaknesses) appearing in the Annual Report on Form 10-K of the Company for the year ended December 31, 2018.

/s/ Deloitte & Touche LLP

Las Vegas, Nevada
March 18, 2019